UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. 3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THRESHOLD PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2012

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*This Amendment No. 3 to Schedule 13G is being filed in order to update our 2nd amendment, filed with the Securities and Exchange Commission on January 10, 2012.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

Page 2 of 14 Pages

(1) Names of Reporting Persons. Alta BioPharma Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 1,742,023 (a)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 1,742,023 (a)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,742,023 (a) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) 3.1% (b) Exit Filing
(12) Type Of Reporting Person PN

(a)

Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 893,116 shares of common stock (“Common Stock”)  and warrants to purchase 848,907 shares of Common Stock of Threshold Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”) and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ABPIII is set forth in Attachment A hereto.

(b)

The percentage set forth in row (11) is based on an aggregate of 56,251,350 shares of Common Stock outstanding as of October 31, 2012 as reported in the Issuer’s 10-Q filing for the quarter ended September 30, 2012.

CUSIP No. 885807107

Page 3 of 14 Pages

(1) Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Germany
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 116,993 (c)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 116,993 (c)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 116,993 (c) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) 0.2% (b) Exit Filing
(12) Type Of Reporting Person PN

(c)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 59,982 shares of Common Stock and warrants to purchase 57,011 shares of Common Stock, except that ABMIII, the managing limited partner of ABPIIIKG, and Champsi, Penhoet, and Hurwitz directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPIIIKG is set forth in Attachment A hereto.

CUSIP No. 885807107

Page 4 of 14 Pages

(1) Names of Reporting Persons. Alta BioPharma Management III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,859,016 (d)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,859,016 (d)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,859,016 (d) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) 3.3% (b) Exit Filing
(12) Type Of Reporting Person OO

(d)

ABMIII shares voting and dispositive power over the 893,116 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII and the 59,982 shares of Common Stock and warrants to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG. Additional information about ABMIII is set forth in Attachment A hereto.

CUSIP No. 885807107

Page 5 of 14 Pages

(1) Names of Reporting Persons. Alta Embarcadero BioPharma Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization California
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 42,988(e)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 42,988(e)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 42,988 (e) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) 0.1% (b) Exit Filing
(12) Type Of Reporting Person OO

(e)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 22,068 shares of Common Stock and warrants to purchase 20,920 shares of Common Stock, except that Champsi, Penhoet, and Hurwitz, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about AEBPIII is set forth in Attachment A hereto.

CUSIP No. 885807107

Page 6 of 14 Pages

(1) Names of Reporting Persons. Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,902,004 (f)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,902,004 (f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,902,004 (f) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) 3.3% (b) Exit Filing
(12) Type Of Reporting Person IN

(f)

Champsi shares voting and dispositive control over the 893,116 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII, the 59,982 shares of Common Stock and warrant to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG, and the 22,068 shares of Common Stock and warrant to purchase 20,920 shares of Common Stock beneficially owned by AEBPIII. Additional information about Champsi is set forth in Attachment A hereto.

CUSIP No. 885807107

Page 7 of 14 Pages

(1) Names of Reporting Persons. Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,902,004 (g)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,902,004 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,902,004 (g) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) 3.3% (b) Exit Filing
(12) Type Of Reporting Person IN

(g)

Penhoet shares voting and dispositive control over the 893,116 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII, the 59,982 shares of Common Stock and warrant to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG, and the 22,068 shares of Common Stock and warrant to purchase 20,920 shares of Common Stock beneficially owned by AEBPIII.  Additional information about Penhoet is set forth in Attachment A hereto.

CUSIP No. 885807107

Page 8 of 14 Pages

(1) Names of Reporting Persons. Edward Hurwitz
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,902,004 (h)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,902,004 (h)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,902,004 (h) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares Exit Filing
(11) Percent Of Class Represented By Amount In Row (9) 3.3% (b) Exit Filing
(12) Type Of Reporting Person IN

(h)

Hurwitz shares voting and dispositive control over the 893,116 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock beneficially owned by ABPIII, the 59,982 shares of Common Stock and warrant to purchase 57,011 shares of Common Stock beneficially owned by ABPIIIKG, and the 22,068 shares of Common Stock and warrant to purchase 20,920 shares of Common Stock beneficially owned by AEBPIII.  Additional information about Hurwitz is set forth in Attachment A hereto.

CUSIP No. 885807107

Page 9 of 14 Pages

Item 1.

(a)

Name of Issuer: Threshold Pharmaceuticals, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

170 Harbor Way, Suite 300,

South San Francisco, CA 94080

Item 2.

(a)

Name of Person Filing:

Alta BioPharma Partners III, L.P. (“ABPIII”)

Alta BioPharma Management III, LLC (“ABMIII”)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)

Farah Champsi (“FC”)

Edward Penhoet (“EP”)

Edward Hurwitz (“EH”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

(c)

Citizenship/Place of Organization:

Entities:

ABPIII

Delaware

ABMIII

Delaware

ABPIIIKG

Germany

AEBPIII

California

Individuals:

FC

United States

EP

United States

EH

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  885807107

Item 3.

Not applicable.

CUSIP No. 885807107

Page 10 of 14 Pages

Item 4

Ownership.

Please see Attachment A

		ABPIII	ABMIII	ABPIIIKG	AEBPIII
(a)	Beneficial Ownership	1,742,023	1,859,016	116,993	42,988
(b)	Percentage of Class	3.1%	3.3%	0.2%	0.1%
(c)	Sole Voting Power	1,742,023	-0-	116,993	42,988
	Shared Voting Power	-0-	1,859,016	-0-	-0-
	Sole Dispositive Power	1,742,023	-0-	116,993	42,988
	Shared Dispositive Power	-0-	1,859,016	-0-	-0-

		FC	EP	EH
(a)	Beneficial Ownership	1,902,004	1,902,004	1,902,004
(b)	Percentage of Class	3.3%	3.3%	3.3%
(c)	Sole Voting Power	-0-	-0-	-0-
	Shared Voting Power	1,902,004	1,902,004	1,902,004
	Sole Dispositive Power	-0-	-0-	-0-
	Shared Dispositive Power	1,902,004	1,902,004	1,902,004

CUSIP No. 885807107

Page 11 of 14 Pages

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 885807107

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 12, 2013

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:           /s/ Farah Champsi

By:           /s/ Farah Champsi

              Farah Champsi, Director

   Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:           /s/ Farah Champsi

By:           /s/ Farah Champsi

              Farah Champsi, Manager

   Farah Champsi, Director

                /s/ Farah Champsi

   Farah Champsi

                /s/ Edward Penhoet

               /s/ Edward Hurwitz

   Edward Penhoet

   Edward Hurwitz

CUSIP No. 885807107

Page 13 of 14 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 12, 2013

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:           /s/ Farah Champsi

By:           /s/ Farah Champsi

              Farah Champsi, Director

   Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:           /s/ Farah Champsi

By:           /s/ Farah Champsi

              Farah Champsi, Manager

   Farah Champsi, Director

                /s/ Farah Champsi

   Farah Champsi

                /s/ Edward Penhoet

               /s/ Edward Hurwitz

   Edward Penhoet

   Edward Hurwitz

CUSIP No. 885807107

Page 14 of 14 Pages

Attachment A

Alta BioPharma Partners III, L.P. beneficially owns 893,116 shares of Common Stock and warrants to purchase 848,907 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 59,982 shares of Common Stock and warrants to purchase 57,011 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 22,068 shares Common Stock and warrants to purchase 20,920 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.